UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To	Offering Price	Aggregate Offering	Amount of
Securities To Be Registered	Be Registered	per Unit	Price	Registration Fee

Notes offered hereby	$4,983,000.00	100%	$4,983,000.00	$195.83(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $25,705.33 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $195.83 registration fee for this offering, $25,509.50 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 285 dated September 29, 2008	Filed pursuant to Rule 424(b)(3)
to Prospectus Supplement and Prospectus dated February 5, 2007	Registration Statement No. 333-140456
relating to the Eksportfinans ASA U.S. Medium-Term Note Program
EKSPORTFINANS ASA
Absolute Return Range Notes Linked to the S&P 500® Index
due April 15, 2010

Issuer:	Eksportfinans ASA

Agent:	Wachovia Capital Markets, LLC. The agent may make sales through its affiliates or selling agents.

Principal Amount:	Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00.

Maturity Date:	April 15, 2010

Index:	The notes are linked to the S&P 500® Index.

Payment at Maturity:	On the maturity date, for each note you hold, you will receive a payment equal to the principal amount of $1,000.00 plus the absolute value of the Index performance amount, if any.

The Index performance amount will equal $1,000.00 times the percentage change in the level of the Index from the trade date to the valuation date, unless an out-of-range event occurs. If an out-of-range event occurs, the Index performance amount will be zero.

The initial Index level is 1,106.39. An out-of-range event will occur if the level of the Index at any time on any trading day, from the first trading day following the trade date to and including the valuation date, is either above the upper barrier of, or below the lower barrier of, the absolute return range.

The upper barrier of the absolute return range is 1,316.604, and the lower barrier of the absolute return range is 896.176.

The valuation date will be April 8, 2010.

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Trade Date:	September 29, 2008

Original Issue Date:	October 2, 2008

CUSIP Number:	282649AG7
     For a detailed description of the terms of the notes, see “Summary Information” beginning on page P-1 and “Specific Terms of the Notes” beginning on page P-13.
Investing in the notes involves risks. See “Risk Factors” beginning on page P-8.

	Per Note	Total
Maximum Public Offering Price	$1,000.00	$4,983,000.00
Maximum Underwriting Discount and Commission	$17.50	$87,202.50
Maximum Proceeds to Wachovia Corporation	$982.50	$4,895,797.50
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the accompanying prospectus supplement and prospectus.

Wachovia Securities

The date of this pricing supplement is September 29, 2008.

SUMMARY INFORMATION
     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Absolute Return Range Notes Linked to the S&P 500® Index due April 15, 2010, which we refer to as the notes. You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should carefully review the sections entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement and prospectus, which highlight certain risks associated with an investment in the notes, to determine whether an investment in the notes is appropriate for you.
     Unless otherwise mentioned or unless the context requires otherwise, all references in this pricing supplement to “Eksportfinans”, “we”, “us” and “our” or similar references mean Eksportfinans ASA and its subsidiaries.
What are the notes?
     The notes offered by this pricing supplement will be issued by Eksportfinans and will mature on April 15, 2010. The return on the notes will be linked to the performance of the S&P 500® Index, which we refer to as the Index. The notes will bear no interest and no other payments will be made until maturity.
     As discussed in the accompanying prospectus supplement, the notes are debt securities and are part of a series of debt securities entitled “Medium-Term Notes” that Eksportfinans may issue from time to time. The notes will rank equally with all other unsecured and unsubordinated debt of Eksportfinans. For more details, see “Specific Terms of the Notes” beginning on page P-13.
     Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00. You may transfer only whole notes. Eksportfinans will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the notes.
Are the notes principal protected?
     The notes are fully principal protected and will pay 100.00% of the principal amount of your notes at maturity, subject to our ability to pay our obligations.
Will I receive interest on the notes?
     You will not receive any periodic interest payments on the notes or any interest payment at maturity. The return on the notes at maturity, if any, in excess of the principal amount will depend on the performance of the Index as described in this pricing supplement.
What will I receive upon maturity of the notes?
     The notes will mature on April 15, 2010. On the maturity date, for each note you hold, you will receive a payment equal to the principal amount of $1,000.00 plus the absolute value of the Index performance amount, if any.
     The Index performance amount will equal $1,000.00 times the percentage change in the level of the Index from the trade date to the valuation date, unless an out-of-range event has occurred. If an out-of-range event has occurred, the Index performance amount will be zero.
     An out-of-range event will occur if the level of the Index at any time on any trading day, from the first trading day following the trade date to and including the valuation date, is either (a) greater than the upper barrier of, or (b) less than the lower barrier of, the absolute return range.

     The absolute return range is the range in the level of the Index bound by an upper barrier and a lower barrier.
     The upper barrier of the absolute return range is 1,316.604.
     The lower barrier of the absolute return range is 896.176.
     The percentage change in the level of the Index from the trade date to the valuation date (the Index percentage change) will equal (i) the final Index level minus the initial Index level divided by (ii) the initial Index level.
     The initial Index level is 1,106.39.
     The final Index level will be determined by the calculation agent and will be the closing level of the Index on the valuation date.
     The valuation date will be April 8, 2010. However, if that date occurs on a day on which the calculation agent has determined that a market disruption event has occurred or is continuing, then the valuation date will be the next succeeding trading day on which the calculation agent has determined that a market disruption event has not occurred or is not continuing. If the valuation date is postponed, then the maturity date of the notes will be postponed by an equal number of trading days.
     The closing level on any trading day will equal the official closing level of the Index or any successor index (as defined under “Specific Terms of the Notes — Discontinuation of the Index; Adjustments to the Index” below) published by the Index Sponsor at the regular weekday close of trading on that trading day. In certain circumstances, the closing level will be based on the alternate calculation of the Index described under “Specific Terms of the Notes — Discontinuation of the Index; Adjustments to the Index” below.
     The level of the Index during any trading day, other than the closing level, will be the latest level of the Index at that time reported by Bloomberg Financial Markets or a similar or successor source, as determined by the calculation agent.
     A trading day means any day on which each exchange and related exchange is scheduled to be open for its respective regular trading sessions.
What does “absolute value of the Index performance amount” mean?
     The term absolute value is used in mathematics to describe the distance of a number from zero, regardless whether that number is positive or negative. For example, the absolute value of both 3 and –3 is 3, because both are an equal distance from zero. As such, the absolute value of a number is never negative.
     In the context of the notes, this means that, so long as an out-of-range event has not occurred, even if the Index performance amount as determined on the final valuation date is negative (i.e., if the final Index level is less than the initial Index level, but at or above the lower barrier of the absolute return range), the absolute value of the Index performance amount will be a positive amount and you will therefore receive a positive return on the notes. For example, if the final Index level is 10.00% lower than the initial Index level and an out-of-range event has not occurred, the absolute value of the Index performance amount will be $100.00 (i.e., the absolute value of –$100.00, or $1,000.00 times a negative 10.00%).
     However, if an out-of-range event has occurred, the Index performance amount will be zero even if the final Index level is within the absolute return range on the final valuation date. In that case, you will only receive the principal amount for each note you hold.

     Following are some hypothetical examples of the payout on the notes to illustrate the effect of measuring the absolute value of the Index performance amount under scenarios in which either an out-of-range event has or has not occurred.
Hypothetical Examples
     Set forth below are four hypothetical examples of the calculation of the payment at maturity.
     Initial Index level: 1,106.39
     Barrier range: ±19.00%
     Upper barrier: 1,316.604
     Lower barrier: 896.176
Example 1 – The hypothetical final Index level is 663.834, or 60.00% of the initial Index level.
Hypothetical final Index level: 663.834
     Payment at maturity per note =
          $1,000.00 + $0.00 = $1,000.00
Because the final Index level is below the lower barrier of the absolute return range, an out-of-range event has occurred, in which case the Index performance amount is zero. Consequently, the payment at maturity is equal to the principal amount per note of $1,000.00, regardless of the final Index level.
Example 2 – The hypothetical final Index level is 1,261.28, or 114.00% of the initial Index level; however, during the term of the notes the level of the Index exceeded 1,316.604 (i.e., an out-of-range event has occurred).
Hypothetical final Index level: 1,261.28
     Payment at maturity per note =
          $1,000.00 + $0.00 = $1,000.00
Even though the final Index level is above the initial Index level but below the upper barrier of the absolute return range, because the level of the Index exceeded the upper barrier of 1,316.604 during the term of the notes, an out-of-range event has occurred, in which case the Index performance amount is zero. Consequently, the payment at maturity is equal to the principal amount per note of $1,000.00, regardless of the final Index level.
Example 3 – The hypothetical final Index level is 995.75, or 90.00% of the initial Index level, the lowest level of the Index during the term of the notes is not less than 81.00% of the initial Index level, and the highest level of the Index during the term of the notes is not greater than 119.00% of the initial Index level.
Hypothetical final Index level: 995.75
     Payment at maturity per note =

$1,000.00 + absolute value of [ $1,000.00 ×	(995.75 – 1,106.39)	]	= $1,100.00

1,106.39

In this example, an out-of-range event has not occurred and, although the final Index level is less than the initial Index level and the Index performance amount is therefore negative (–$100.00), the absolute value of the Index performance amount is positive ($100.00). Consequently, the payment at maturity is $1,100.00, representing a 10.00% return on the principal amount of your note despite the fact that the Index declined by 10.00% from the trade date to the valuation date.
Example 4 – The hypothetical final Index level is 1,228.09, or 111.00% of the initial Index level, the highest level of the Index during the term of the notes is not greater than 119.00% of the initial Index level, and the lowest level of the Index during the term of the notes is not less than 81.00%% of the initial Index level.
Hypothetical final Index level: 1,228.09
     Payment at maturity per note =

$1,000.00 + absolute value of [ $1,000.00 ×	(1,228.09 – 1,106.39)	]	= $1,110.00

1,106.39
In this example, an out-of-range event has not occurred and, because the percentage change of the hypothetical final Index level from the initial Index level is 11.00% (and, by definition, the absolute value of that percentage change is 11.00%), the Index performance amount is $110.00. Consequently, the payment at maturity is $1,110.00, representing a 11.00% return on the principal amount of your note.

Hypothetical Returns
     The following table illustrates the payment at maturity (including, where relevant, the payment of the Index performance amount) per note for a range of hypothetical percentage changes in the level of the Index over the term of the notes from –19.00% to +19.00% based on an initial Index level of 1,106.39, an upper barrier of 1,316.604 (119.00% of the initial Index level) and a lower barrier of 896.176 (81.00% of the initial Index level).
     The figures below are for purposes of illustration only. The actual payment at maturity and the resulting return will depend on the actual final Index level and whether or not an out-of-range event occurs, each determined by the calculation agent as described in this pricing supplement.

	An out-of-range event has not occurred		An out-of-range event has occurred
Hypothetical	Hypothetical Payment		Payment at Maturity
final Index level	at Maturity per security	Return at Maturity(1)	per security	Return at Maturity(1)
-20.00%	—	—	$1,000.00	0.00%
-19.00%	$1,190.00	19.00%	$1,000.00	0.00%
-18.00%	$1,180.00	18.00%	$1,000.00	0.00%
-17.00%	$1,170.00	17.00%	$1,000.00	0.00%
-16.00%	$1,160.00	16.00%	$1,000.00	0.00%
-14.00%	$1,140.00	14.00%	$1,000.00	0.00%
-12.00%	$1,120.00	12.00%	$1,000.00	0.00%
-10.00%	$1,100.00	10.00%	$1,000.00	0.00%
-8.00%	$1,080.00	8.00%	$1,000.00	0.00%
-6.00%	$1,060.00	6.00%	$1,000.00	0.00%
-4.00%	$1,040.00	4.00%	$1,000.00	0.00%
-2.00%	$1,020.00	2.00%	$1,000.00	0.00%
0.00%	$1,000.00	0.00%	$1,000.00	0.00%
2.00%	$1,020.00	2.00%	$1,000.00	0.00%
4.00%	$1,040.00	4.00%	$1,000.00	0.00%
6.00%	$1,060.00	6.00%	$1,000.00	0.00%
8.00%	$1,080.00	8.00%	$1,000.00	0.00%
10.00%	$1,100.00	10.00%	$1,000.00	0.00%
12.00%	$1,120.00	12.00%	$1,000.00	0.00%
14.00%	$1,140.00	14.00%	$1,000.00	0.00%
16.00%	$1,160.00	16.00%	$1,000.00	0.00%
17.00%	$1,170.00	17.00%	$1,000.00	0.00%
18.00%	$1,180.00	18.00%	$1,000.00	0.00%
19.00%	$1,190.00	19.00%	$1,000.00	0.00%
20.00%	—	—	$1,000.00	0.00%

(1)	The returns at maturity specified above are not annualized rates of return but rather simple returns over the term of the notes and, in the case of the Index, do not take into account dividends, if any, paid on any of the stocks underlying the Index or any transaction fees and expenses.

     The following graph sets forth the payment at maturity for a range of final Index levels if both an out-of-range event has occurred and if an out-of-range event has not occurred.
Return Profile of Absolute Return Range Notes vs. S&P 500® Index*
*Based on a barrier range of ±19.00%.
Who should or should not consider an investment in the notes?
     We have designed the notes for investors who are willing to hold the notes until maturity; who seek to profit from movements in the S&P 500® Index regardless of direction, so long as the level of the Index remains within the absolute return range during the term of the notes (i.e., an out-of-range event does not occur); who are willing to forgo any participation in changes in the level of the Index if an out-of-range event has occurred; who are willing to forgo interest payments during the term of the notes; and who seek to protect their investment by receiving at least 100.00% of the principal amount of their investment at maturity.
     The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity, who seek the full upside appreciation in and downside exposure to the level of the S&P 500® Index, who require an investment that yields regular returns or who believe that the Index will be sufficiently volatile such that an out-of-range event is likely to occur. The notes also may not be a suitable investment for investors who prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
What will I receive if I sell the notes prior to maturity?
     The market value of the notes may fluctuate during the term of the notes. Several factors and their interrelationship will influence the market value of the notes, including the level of the Index, dividend yields of the common stocks underlying the Index, the time remaining to maturity of the notes, interest rates and the volatility of the Index. The notes are 100.00% principal protected if held to maturity. If you sell your notes before maturity, you may have to sell them at a discount and you will not have principal protection. Depending on the impact of these factors, you may receive less than $1,000.00 per note from any sale of your notes before the maturity date of the notes and less than what you might receive if you were to hold the notes until maturity. For more details, see “Risk Factors — Many factors affect the market value of the notes” on page P-9.
Who publishes the Index and what does the Index measure?
     The Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (the Index Sponsor or Standard & Poor’s or S&P) and is intended to provide an indication of the pattern of common stock price movement. Beginning on March 18, 2005 Standard & Poor’s shifted from a market capitalization weighted formula to a half float-adjusted formula, and as of September 16, 2005, Standard & Poor’s shifted to a full float-adjusted formula, which affects each company’s weight in the Index. The goal of this change was to reflect only those shares that are available to investors, not all of a company’s outstanding shares.
     The Index is determined, calculated and maintained by Standard & Poor’s without regard to the notes.
     You should be aware that an investment in the notes does not entitle you to any ownership interest in the stocks of the companies included in the Index. For a detailed discussion of the Index, see “The S&P 500® Index” beginning on page P-19.
How has the Index performed historically?
     You can find a table with the high, low and closing levels of the Index during each calendar quarter from calendar year 2004 to the present in the section entitled “The S&P 500® Index — Historical Closing Levels of the Index” in this pricing supplement, as well as a graph covering the same period. We obtained the historical information from Bloomberg Financial Markets without independent verification. You should not take the past performance of the Index as an indication of how the Index will perform in the future.
What about taxes?
     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. If you are a U.S. Holder (as defined in the prospectus), you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.
     For further discussion, see “Taxation in the United States” beginning on page P-24.
Will the notes be listed on a stock exchange?
     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. Accordingly, if you sell your notes prior to maturity, you may have to sell them at a substantial loss. You should review the section entitled “Risk Factors — There may not be an active trading market for the notes” in this pricing supplement.
Are there any risks associated with my investment?
     Yes, an investment in the notes is subject to significant risks. We urge you to read the detailed explanation of risks in “Risk Factors” beginning on page P-8.

RISK FACTORS
     An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors — Risks related to index linked notes or notes linked to certain assets” in the accompanying prospectus supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the common stock underlying the Index to which the notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.
The notes are intended to be held to maturity; your principal is protected only if you hold your notes to maturity
     You will receive at least 100.00% of the principal amount of your notes if you hold your notes to maturity, subject to our ability to pay our obligations. If you sell your notes in the secondary market before maturity, you will not receive principal protection on the notes you sell. You should be willing to hold your notes to maturity.
You will not receive interest payments on the notes
     You will not receive any periodic interest payments on the notes or any interest payment at maturity. Your payment at maturity will depend on the absolute value of the percentage change in the level of the Index based on the final Index level relative to the initial Index level, subject to an out of range event occurring. At maturity you may not receive any return in excess of the principal amount of your notes.
You may not receive a return on your investment
     You may receive a significantly lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If an out-of-range event occurs, that is, if the level of the Index equals or exceeds the upper barrier or equals or falls below the lower barrier at any time on any trading day, from the first trading day following the trade date to and including the valuation date, the Index performance amount will be zero and you will receive only the principal amount of $1,000.00 of your notes at maturity.
The barrier level will limit the return on your notes and may affect the payment at maturity
     Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. You will participate in the performance of the Index only if the Index remains within the absolute return range throughout the term of the notes. If an out-of-range event occurs, that is, if the level of the Index equals or exceeds the upper barrier of, or falls below the lower barrier of, the absolute return range at any time on any trading day, from the first trading day following the trade date to and including the valuation date, the return on the notes will not be determined by reference to the absolute value of the percentage change in the level of the Index, even though that amount may be substantial. Because the upper barrier is 119.00% of the initial Index level and the lower barrier is 81.00% of the initial Index, the maximum return on the notes is limited to 19.00% of the principal amount.
Your yield may be lower than the yield on a standard debt security of comparable maturity
     The yield that you will receive on your notes, which could be zero, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior non-callable debt securities, no interest will be paid during the term of your notes.

Owning the notes is not the same as owning the common stocks underlying the Index, and your return on the notes, if any, generally will not reflect dividends on those stocks
     Your return on the notes, if any, generally will not reflect dividends on the common stocks of the companies underlying the Index. Your return on the notes, if any, will not reflect the return you would realize if you actually owned the component stocks underlying the Index and received the dividends paid on those stocks. The Index is a “price-return” index, which means that the level of the Index reflects the prices of the component stocks as calculated in the Index without taking into consideration the value of dividends paid on those stocks. The return on your notes will not reflect the return you would realize if you actually owned and held the common stocks underlying the Index for a similar period because the payment at maturity will be determined based on the performance of the Index, which is a price-return index, and the return on the notes will not separately take into account the value of any dividends that may be paid on the common stocks underlying the Index. In addition, as a holder of the notes, you will not be entitled to receive any dividend payments or other distributions on the common stocks underlying the Index, nor will you have voting rights or any other rights that holders of the common stocks underlying the Index may have. Even if the level of the Index increases or decreases within the absolute return range during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the level of the Index to increase or decrease within the absolute return range while the market value of the notes declines.
There may not be an active trading market for the notes
     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase or decrease, if any, in the level of the Index. Even if a secondary market for the notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.
     Wachovia Capital Markets, LLC and other broker-dealer affiliates of Wachovia Capital Markets, LLC currently intend to make a market for the notes, although they are not required to do so and may stop any such market-making activities at any time. As market makers, trading of the notes may cause Wachovia Capital Markets, LLC or any other broker-dealer affiliates of Wachovia Capital Markets, LLC to have long or short positions in the notes. The supply and demand for the notes, including inventory positions of market makers, may affect the secondary market for the notes.
Many factors affect the market value of the notes
     The market value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the notes caused by another factor. We expect that the market value of the notes will depend substantially on the level of the Index at any time during the term of the notes relative to the initial Index level and the upper and lower barriers, and whether or not an out-of-range event has occurred. If you choose to sell your notes when the level of the Index has changed and an out-of-range event has not occurred, you may receive substantially less than the amount that would be payable at maturity based on this level because of the expectation that the level of the Index will continue to fluctuate until the final Index level is determined and the risk that an out-of-range event will occur. If an out-of-range event occurs during the term of the notes, due to the time value of money, the market value of the notes will be less than the principal amount of the notes because you will only be entitled to the return of the principal amount of the notes at maturity. In addition, we believe that other factors that may influence the value of the notes include:
•	The volatility (frequency and magnitude of changes in the level) of the Index and, in particular, market expectations regarding the volatility of the Index;

•	interest rates in the U.S. markets;

•	the dividend yields of the common stocks underlying the Index;

•	our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market;

•	changes that affect the Index, such as additions, deletions or substitutions;

•	the time remaining to maturity; and

•	geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions may affect the common stocks included in the Index.
In particular, you should understand that, in general, the more volatile the Index is expected to be, the more likely that an out-of range event is expected to occur. You should also understand that:
•	the determination whether an out-of-range event has occurred may be made at any time during the principal trading session on any trading day from the first trading day following the trade date to and including the valuation date; and

•	in general, the volatility of the Index as measured on an intra-day basis is greater than the volatility of the Index as measured on a day-to-day basis (i.e., from the closing level of the Index on one trading day to the closing level of the Index on the next trading day).
Consequently, there is a greater expectation that an out-of-range event will occur in respect of the notes than there would be if an out-of-range event were determined solely based on the closing level of the Index on any trading day.
We and our affiliates have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information
     We and our affiliates are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed below under “The S&P 500® Index”) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the notes or the maturity payment amount. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes — Market Disruption Event” on page P-14 and “Specific Terms of the Notes — Discontinuation of the Index; Adjustments to the Index” on page P-15. The Index Sponsor is not involved in the offer of the notes in any way and has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes.
     Each note is an unsecured debt obligation of Eksportfinans only and is not an obligation of the Index Sponsor. None of the money you pay for your notes will go to the Index Sponsor. Since the Index Sponsor is not involved in the offering of the notes in any way, it has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes. The Index Sponsor may take actions that will adversely affect the market value of the notes.
     We have derived the information about the Index Sponsor and the Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Index or the Index Sponsor contained in this pricing supplement. You, as an investor in the notes, should make your own investigation into the Index and the Index Sponsor.
Historical levels of the Index should not be taken as an indication of the future levels of the Index during the term of the notes
     The trading prices of the common stocks underlying the Index will determine the Index level at any given time. As a result, it is impossible to predict whether the level of the Index will rise or fall and by how much. Trading prices of the common stocks underlying the Index will be influenced by complex and interrelated political, economic, financial and other factors that can affect the issuers of the common stocks underlying the Index.
Hedging transactions may affect the return on the notes
     As described below under “Use of Proceeds and Hedging” on page P-26, we through one or more hedging counterparties may hedge our obligations under the notes by purchasing the common stocks underlying the Index, futures or options on the common stocks underlying the Index or other derivative instruments with returns linked or related to changes in the market price of the common stocks underlying the Index, and our hedging counterparties may adjust these hedges by, among other things, purchasing or selling the common stocks underlying the Index, futures, options or other derivative instruments with returns linked to the common stocks underlying the Index at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of the common stocks underlying the Index and, therefore, the market value of the notes. It is possible that our hedging counterparties could receive substantial returns from these hedging activities while the market value of the notes declines.
The inclusion of commissions and projected profits from hedging in the initial public offering price is likely to adversely affect secondary market prices for the notes
     Assuming no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Capital Markets, LLC is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Wachovia Capital Markets, LLC, as a result of dealer discounts, mark-ups or other transactions.
The calculation agent may postpone the valuation date and, therefore, the determination of the final Index level and the maturity date if a market disruption event occurs on the valuation date
     The valuation date and, therefore, the determination of the final Index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the valuation date. If a postponement occurs, the calculation agent will use the closing level of the Index on the next succeeding trading day on which no market disruption event occurs or is continuing. As a result, the maturity date for the notes would also be postponed. You will not be entitled to any compensation from us or the calculation agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment or any change in the level of the Index resulting from the postponement of the valuation date. See “Specific Terms of the Notes — Market Disruption Event” beginning on page P-14.
Potential conflicts of interest could arise
     Wachovia Capital Markets, LLC and its affiliates expect to engage in trading activities related to the issuers of the common stock underlying the Index, including hedging transactions for their proprietary accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any of these activities could adversely affect the Index level and, therefore, the market value of the notes and payment at maturity. Wachovia Capital Markets, LLC may also issue or underwrite securities or financial or derivative instruments with returns linked to changes in the Index level. These trading activities may present a conflict between your interest in your notes and the interests that Wachovia Capital Markets, LLC and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the Index level, could be adverse to your interests as a holder of the notes.
     Wachovia Capital Markets, LLC or its affiliates may presently or from time to time engage in business with the issuers of the common stock underlying the Index. This business may include extending loans to, or making equity investments in, the issuers of the common stock underlying the Index or providing advisory services to these issuers, including merger and acquisition advisory services. In the course of business, Wachovia Capital Markets,

LLC or its affiliates may acquire non-public information relating to the issuers of the common stock underlying the Index and, in addition, one or more affiliates of Wachovia Capital Markets, LLC may publish research reports about the issuers of the common stock underlying the Index. We do not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the common stock underlying the Index. Any prospective purchaser of the notes should undertake an independent investigation of the issuers of the common stock underlying the Index as in its judgment is appropriate to make an informed decision regarding an investment in the notes.
U.S. taxpayers will be required to pay taxes on the notes each year
     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the notes based on the comparable yield for the notes, even though you will not receive any payments form us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You should consult your tax advisor about your own tax situation.
     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

SPECIFIC TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$ 1,000.00

Aggregate Principal Amount:	$4,983,000.00

Agent:	Wachovia Capital Markets, LLC The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	September 29, 2008

Original Issue Date:	October 2, 2008

Maturity Date:	April 15, 2010

Valuation Date:	April 8, 2010. However, if that date occurs on a day on which the calculation agent has determined that a market disruption event has occurred or is continuing, then the valuation date will be the next succeeding trading day on which the calculation agent has determined that a market disruption event has not occurred or is not continuing. If the valuation date is postponed, then the maturity date of the notes will be postponed by an equal number of trading days.

The Index:	The S&P 500® Index (the Index).

Payment at Maturity:	On the maturity date, for each note you hold, you will receive a payment equal to the principal amount of $1,000.00 per note plus the absolute value of the Index performance amount.

Index Performance Amount:	(a) $0.00 if an out-of-range event occurs, or

(b) $1,000.00 × Index percentage change if an out-of-range event does not occur

Index Percentage Change:	The Index percentage change will equal (final Index level - initial Index level) / initial Index level), to be determined on the valuation date.

Out-of-Range Event:	An out-of-range event will occur if the level of the Index at any time on any trading day, from the first trading day following the trade date to and including the valuation date, is either above the upper barrier of, or below the lower barrier of, the absolute return range.

Upper Barrier:	The upper barrier of the absolute return range is 1,316.604 (119.00% of the initial Index level).

Lower Barrier:	the lower barrier of the absolute return range is 896.176 (81.00% of the initial Index level).

Initial Index Level:	1,106.39

Final Index Level:	The final Index level will be determined by the calculation agent and will equal the closing level of the Index on the valuation date.

Closing Level:	The closing level of the Index on any trading day will equal the official closing level of the Index or any successor index in the case of a discontinuation or adjustment of the Index published by the Index Sponsor at the regular weekday close of trading on that trading day. In certain circumstances, the closing level will be based on the alternate calculation of the Index described under “Discontinuation of the Index; Adjustments to the Index” below.

The level of the Index during any trading day, other than the closing level, will be the latest level of the Index at that time reported by Bloomberg Financial Markets or a similar or successor source, as determined by the calculation agent.

Market Disruption Event:	A market disruption event, as determined by the calculation agent in its sole discretion, means an exchange or any related exchange fails to open for trading during its regular trading session or the occurrence or existence of any of the following events:

• a trading disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

• an exchange disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

• an early closure.

For the purposes of determining whether a market disruption event exists at any time, if a market disruption event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index will be based on a comparison of (i) the portion of the level of the Index attributable to that security and (ii) the overall level of the Index, in each case immediately before the occurrence of such market disruption event.

A trading disruption means any suspension of or limitation imposed on trading by the exchange or related exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the exchange or related exchange or otherwise, (i) relating to securities that compose 20 percent or more of the level of the Index or (ii) in options contracts or futures contracts relating to the Index on any relevant related exchange.

An exchange disruption means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the calculation agent in its sole discretion) the ability of market participants in general to (i) effect transactions in or obtain market values on any exchange or related exchange in securities that compose 20 percent or more of the level of the Index or (ii) effect transactions in options contracts or futures contracts relating to the Index on any relevant related exchange.

An early closure means the closure on any exchange business day of any exchange relating to securities that compose 20 percent or more of the level of the Index or any related exchange prior to its normally scheduled closing time unless such earlier closing time is announced by such exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange or related exchange on such exchange business day and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such exchange business day.

An exchange means the primary organized exchange or quotation system for trading any securities included in the Index and any successor to any such exchange or quotation system or any substitute exchange or quotation system to which trading in any securities underlying the Index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the securities underlying the Index on such substitute exchange or quotation system as on the original exchange).

An exchange business day means any trading day on which each exchange and related exchange is open for business during its regular trading session, notwithstanding any such exchange or related exchange closing prior to its scheduled weekday closing time, without regard to after hours or other trading outside its regular trading session hours.

A related exchange means each exchange or quotation system on which futures or options contracts relating to the Index are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to such Index has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original related exchange).

Discontinuation of the Index; Adjustments to the Index:	If the Index Sponsor discontinues publication of the Index and the Index Sponsor or another entity publishes a successor or substitute Index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a successor index), then, upon the calculation agent’s notification of any determination to the trustee and Eksportfinans, the calculation agent will substitute the successor index as calculated by the Index Sponsor or any other entity for the Index and calculate the final Index level as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, Eksportfinans will cause notice to be given to holders of the notes.

If the Index Sponsor discontinues publication of the Index and:

• the calculation agent does not select a successor index, or

• the successor index is no longer published on any of the relevant trading days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the level of the Index before any discontinuation but using only those securities that composed the Index prior to such discontinuation. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes going forward, including for purposes of determining whether a market disruption event exists, even if the Index Sponsor elects to begin republishing the Index, unless the calculation agent in its sole discretion decides to use the republished Index.

If the Index Sponsor discontinues publication of the Index before the valuation date and the calculation agent determines that no successor index is available at that time, then on each trading day until the earlier to occur of:

• the determination of the final Index level, or

• a determination by the calculation agent that a successor index is available,

the calculation agent will determine the level that would be used in computing the payment at maturity as described in the preceding paragraph as if that day were a trading day. The calculation agent will cause notice of each level to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these levels to be made available by telephone.

Notwithstanding these alternative arrangements, discon-

tinuation of the publication of the Index would be expected to adversely affect the value and liquidity of and trading in the notes.

If at any time the method of calculating the level of the Index or the level of the successor index, changes in any material respect, or if the Index or successor index is in any other way modified so that the Index or successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index or such successor index, as the case may be, as if those changes or modifications had not been made, and calculate the closing level with reference to the Index or such successor index, as so adjusted. Accordingly, if the method of calculating the Index or a successor index is modified and has a dilutive or concentrative effect on the level of such index e.g., due to a split, then the calculation agent will adjust such index in order to arrive at a level of such index as if it had not been modified, e.g., as if a split had not occurred.

Neither the calculation agent nor Eksportfinans will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the Index or any successor index or as to modifications, adjustments or calculations by the Index Sponsor or any successor index sponsor in order to arrive at the level of the Index or any successor index.

Calculation Agent:	Wachovia Capital Markets, LLC will serve as the calculation agent. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on the holders and beneficial owners of the notes.

Business Day:	For purposes of this issuance, a business day means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York generally are authorized or obligated by law, regulation or executive order to close.

Trading Day:	Any day on which each exchange and related exchange is scheduled to be open for its respective regular trading sessions.

Tax Redemption:	No

Additional Amounts Payable:	No

Authorized Denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Form of Notes:	Book-entry

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Events of Default and Acceleration:	In case an event of default with respect to any notes has occurred and is continuing, the amount payable to a beneficial owner of a note upon any acceleration permitted by the notes, with respect to each $1,000.00 principal amount of each note, will be equal to the maturity payment amount, calculated as though the date of early repayment were the maturity date of the notes.

In case of default in payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.
     The notes are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. The notes are zero coupon notes and, as such, do not pay interest. In addition, there is no optional redemption or extension of maturity in connection with the notes.
     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the accompanying prospectus supplement and prospectus.
     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these securities are a part. This pricing supplement, together with these documents, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.
     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):
     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm
     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

THE S&P 500® INDEX
     We have obtained all information regarding the Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor’s. Standard & Poor’s has no obligation to continue to publish, and may discontinue publication of, the Index. We do not assume any responsibility for the accuracy or completeness of such information.
     The Index is determined, comprised and calculated by Standard & Poor’s without regard to the notes. The Index is intended to provide an indication of the pattern of common stock price movement. Beginning on March 18, 2005, Standard & Poor’s shifted from a market capitalization-weighted formula to a half float-adjusted formula, and as of September 16, 2005, Standard & Poor’s shifted to a full float-adjusted formula, as described in further detail below. With a float-adjusted index, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by other publicly traded companies, control groups or government agencies. Moreover, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.
     As of August 29, 2008, 422 companies or 83.6% of the Index traded on the New York Stock Exchange and 78 companies or 16.4% of the Index traded on The NASDAQ Stock Market. As of August 29, 2008, the aggregate market value of the 500 companies included in the Index represented approximately 88% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies as of August 29, 2008 included in each group indicated in parentheses: consumer discretionary (82), consumer staples (41), energy (39), financials (89), health care (53), industrials (55), information technology (71), materials (30), telecommunication services (9) and utilities (31). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.
     The level of the Index at any time does not reflect the payment of dividends on the component stocks included in the Index. Because of this factor, the return on the notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.
Selection of component stocks included in the Index
     The Index is maintained by the S&P Index Committee, whose members include Standard and Poor’s economists and index analysts. The S&P Index Committee establishes Index Committee Policy used to maintain the indices in an independent and objective manner.
     The S&P Index Committee follows a set of published guidelines for maintaining the Index:
     (i) Criteria for inclusion
•	U.S. Companies. To determine what is a “U.S. Company”, the S&P Index Committee looks at a number of factors, including location of the company’s operations, its corporate structure, accounting standards and exchange listings.

•	Adequate liquidity and reasonable per-share price. The ratio of annual dollar value traded to the market capitalization should be 0.3 or greater. Very low stock prices can affect a stock’s liquidity.

•	Market capitalization of $4 billion or more which amount is reviewed from time to time to assure consistency with market conditions.

•	Financial viability, usually measured as four consecutive quarters of positive as-reported earnings. As reported earnings are GAAP Net Income excluding discontinued operations and extraordinary items.

•	Public float of at least 50% of the stock.

•	Maintaining sector representation. The S&P Index Committee strives to maintain a balance for the S&P 500® Index in line with the sector balance of the universe of eligible companies between the market cap range.

•	Initial Public Offerings (IPO’s) should be “seasoned” for 6 to 12 months before being considered for addition to indices.

•	Operating Company and not a closed-end fund, holding company, partnership, investment vehicle or royalty trust. Real Investment Trusts are eligible for inclusion.
     (ii) Criteria for exclusion
•	Companies involved in mergers, being acquired or significantly restructured such that they no longer meet the inclusion criteria.

•	Companies which substantially violate one or more of the addition criteria. Standard & Poor’s believes turnover in index membership should be avoided when possible. The addition criteria are for addition to an index, not for continued membership. As a result, a company in an index that appears to violate the criteria for addition to that index will not be deleted unless ongoing conditions warrant an index change. When a company is removed from an index, Standard & Poor’s will explain the basis for the removal.
Computation of the Index
     Standard & Poor’s currently uses a full float-adjusted formula to compute the Index as of a particular time. Specifically, the float-adjusted Index is equal to the quotient of (i) the sum of the products of (x) the price of each Index component stock, (y) the total shares outstanding of each component stock and (z) the investable weight factor, and (ii) the index divisor. The investable weight factor equals the quotient of the available float shares of a component stock and the total shares outstanding of that component stock. In turn, the available float shares equals the total shares outstanding less shares that are closely held by other publicly traded companies, control groups or government agencies, where the shares held by the individuals in those aforementioned groups exceeds 10% of the outstanding shares. No assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the payment amount for the notes upon maturity or otherwise.
     To prevent the level of the Index from changing due to corporate actions, all corporate actions which affect the total market value of the Index, which is defined as the sum of the products of the market price for each component stock and the number of outstanding shares of that component stock, require an adjustment to the index divisor. All index divisor adjustments are made after the closing of trading and after the calculation of the closing level of the Index. Some corporate actions, like stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require adjustments to the index divisor.

     The table below summarizes the types of corporate actions that require maintenance adjustments and indicates whether an adjustment to the index divisor is necessary.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock Split (e.g., 2-for-1)	shares outstanding multiplied by 2; stock price divided by 2	No

Share Issuance (i.e., change = 5%)	shares outstanding plus newly issued shares	Yes

Share Repurchase (i.e., change = 5%)	shares outstanding minus repurchased shares	Yes

Special Cash Dividends	share price minus special dividend	Yes

Company Change	add new company market value minus old company market value	Yes

Rights Offering	price of parent company minus	Yes

(	price of rights	)

right ratio
Spin-offs
price of parent company minus
Yes

(	price of rights	)

right ratio
Historical Closing Levels of the Index
     Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the Index do not give an indication of future levels of the Index. We do not make any representation to you as to the performance of the Index.
     We obtained the intraday and closing levels of the Index listed below from Bloomberg Financial Markets, without independent verification. The actual level of the Index at or near maturity of the notes may bear little relation to the historical levels shown below
     The following table sets forth the published intraday high and low levels of the Index, as well as the closing level of the Index at the end of each quarter, from January 1, 2004 through June 30, 2008, and for the period from July 1, 2008 through September 29, 2008. On September 29, 2008, the closing level of the Index was 1,106.39. Past movements of the Index are not indicative of future levels of the Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the notes.

Quarterly High Intra-Day, Low Intra-Day and Quarter-End Closing Levels of the S&P 500® Index

				Quarter – End
Quarter – Start Date	Quarter – End Date	High Intra-Day Level	Low Intra-Day Level	Closing Level
01/01/2004	03/31/2004	1163.2300	1087.0600	1126.2100
04/01/2004	06/30/2004	1150.5700	1076.3200	1140.8400
07/01/2004	09/30/2004	1140.8400	1060.7200	1114.5800
10/01/2004	12/31/2004	1217.3300	1090.1900	1211.9200

01/01/2005	03/31/2005	1229.1100	1163.6900	1180.5900
04/01/2005	06/30/2005	1219.5900	1136.1500	1191.3300
07/01/2005	09/30/2005	1245.8600	1183.5500	1228.8100
10/01/2005	12/31/2005	1275.8000	1168.2000	1248.2900

01/01/2006	03/31/2006	1310.8800	1245.7400	1294.8300
04/01/2006	06/30/2006	1326.7000	1219.2900	1270.2000
07/01/2006	09/30/2006	1340.2800	1224.5400	1335.8500
10/01/2006	12/31/2006	1431.8100	1327.1000	1418.3000

01/01/2007	03/31/2007	1461.5700	1363.9800	1420.8600
04/01/2007	06/30/2007	1540.5600	1416.3700	1503.3500
07/01/2007	09/30/2007	1555.9000	1370.6000	1526.7500
10/01/2007	12/31/2007	1576.0900	1406.1000	1468.3600

01/01/2008	03/31/2008	1471.7700	1256.9800	1322.7000
04/01/2008	06/30/2008	1440.2400	1272.0000	1280.0000
07/01/2008	09/29/2008	1313.2000	1106.3900	1106.3900
License Agreement for the Index
     Standard & Poors® (S&P) and Wachovia Bank, National Association (WBNA) have entered into a non-exclusive license agreement which allows, in exchange for a fee, use of the Index in connection with the issuance of certain securities, including the notes. We expect to be a sublicensee under this agreement. WBNA and Eksportfinans are not affiliated with S&P; the S&P’s only relationship to WBNA and Eksportfinans is the licensing of the use of the Index and trademarks relating to the Index.
     S&P is under no obligation to continue the calculation and dissemination of the Index. The notes are not sponsored, endorsed, sold or promoted by S&P. No inference should be drawn from the information contained in this pricing supplement that S&P makes any representation or warranty, implied or express, to WBNA or Eksportfinans, any holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the Index to track general stock market performance.
     S&P determines, composes and calculates the Index without regard to the notes. S&P has no obligation to take into account your interest, or that of anyone else having an interest, in the notes in determining, composing or calculating the Index. S&P is not responsible for, and has not participated in the determination of, the terms, prices or amount of the notes and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the notes payable at maturity. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.
     S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the initial Index level or the final Index level or any amount payable upon maturity of the notes.
     THE INDEX IS SPONSORED BY, AND IS A SERVICE MARK OF, S&P. THE INDEX IS BEING USED WITH THE PERMISSION OF S&P.

     S&P IN NO WAY SPONSORS, ENDORSES OR IS OTHERWISE INVOLVED IN THE TRANSACTIONS SPECIFIED AND DESCRIBED IN THIS DOCUMENT (THE “TRANSACTION”) AND S&P DISCLAIMS ANY LIABILITY TO ANY PARTY FOR ANY INACCURACY IN THE DATA ON WHICH THE INDEX IS BASED, FOR ANY MISTAKES, ERRORS, OR OMISSIONS IN THE CALCULATION AND/OR DISSEMINATION OF THE INDEX, OR FOR THE MANNER IN WHICH IT IS APPLIED IN CONNECTION WITH THE TRANSACTION.

TAXATION IN THE UNITED STATES
     The following is a general description of certain United States Federal income tax considerations relating to the notes. The following does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective holders of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based on the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This summary does not address all aspects of United States federal income taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of your tax consequences if you are a holder of notes who is subject to special treatment under the United States Federal income tax laws.
     The discussion below supplements the discussion under “Taxation in the United States” in the prospectus supplement and prospectus and is subject to the limitations and exceptions set forth therein. Except as otherwise noted, this discussion is only applicable to you if you are a U.S. Holder (as defined in the prospectus). The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of securities under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.
     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the comparable yield) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income.
     The amount of interest that you will be required to include in income in each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt obligations).
     Eksportfinans has determined that the comparable yield for the notes is equal to 2.808000% per annum, compounded semi-annually, with a projected payment at maturity of $1,043.77150 based on an investment of $1,000.00. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, subject to the adjustments described below to reflect the actual payment in the year in which the note matures, you would be required to report the following amounts as ordinary income from the note each year:

		Total Interest Deemed to
		Have Accrued from
	Interest Deemed to Accrue	Original Issue Date (per
	During Accrual Period	$1,000.00 note) as of End
Accrual Period	(per $1,000.00 note)	of Accrual Period
Original Issue Date through December 31, 2008	$6.94801	$6.94801
January 1, 2009 through December 31, 2009	$28.47360	$35.42161
January 1, 2010 through April 15, 2010	$8.34984	$43.77145
     However, if the amount you receive at maturity is greater than $1,043.77150 , you would be required to increase the amount of ordinary income that you recognize in 2010 by an amount that is equal to such excess.

Conversely, if the amount you receive at maturity is less than $1,043.77150 , you would be required to make an adjustment as described below under “Treatment Upon Sale or Maturity”.
     You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.
     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID accrued interest will be based on such comparable yield and projected payment schedule.
     If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.
     If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of loss) that you would otherwise recognize the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
     If an out-of-range event occurs on a day that is more than 6 months before the maturity date, you do not have to continue accruing interest on your notes and applicable Treasury regulations provide that you should adjust the prior interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in this situation.
     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
     Treatment Upon Sale or Maturity. You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at that time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.
     Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. The deductibility of capital losses is limited.

USE OF PROCEEDS AND HEDGING
     The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the payment at maturity of the notes.
     The hedging activity discussed above may adversely affect the market value of the notes from time to time and the payment at maturity you will receive on the notes at maturity. See “Risk Factors — Hedging transactions may affect the return on the notes” and “Risk Factors — Potential conflicts of interest could arise” for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     The notes are being purchased by Wachovia Capital Markets, LLC (the agent) as principal, pursuant to a terms agreement dated as of September 29, 2008 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.
     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.
     In the future, the agent and its affiliates may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.
     The agent named below has committed to purchase all of those notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

Underwriter	Aggregate principal amount
Wachovia Capital Markets, LLC	$4,983,000.00

Total	$4,983,000.00
     The agent named above proposes to offer the notes in part directly to the public at the maximum public offering price set forth on the cover page of this pricing supplement and in part to Wachovia Securities, LLC, Wachovia Securities Financial Network, LLC or certain securities dealers at such prices less a selling concession not to exceed $17.50 per note.
     Proceeds to be received by Eksportfinans in this offering will be net of the underwriting discount, commission and expenses payable by Eksportfinans.
     After the notes are released for sale in the public, the offering prices and other selling terms may from time to time be varied by the agent.
     The notes are new issues of securities with no established trading markets. We have been advised by the agent that the agent intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.
     Settlement for the notes will be made in immediately available funds. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.
     Eksportfinans has agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act of 1933.
     This pricing supplement and the attached prospectus and prospectus supplement may be used by Wachovia Capital Markets, LLC or an affiliate of Wachovia Capital Markets, LLC, in connection with offers and sales related to market-making or other transactions in the notes. Wachovia Capital Markets, LLC or an affiliate of Wachovia Capital Markets, LLC, may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.
     From time to time the agent engages in transactions with Eksportfinans in the ordinary course of business. The agent has performed investment banking services for Eksportfinans in the last two years and has received fees for these services.
     Wachovia Capital Markets, LLC, as agent, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange

Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.
     No action has been or will be taken by Eksportfinans, the agent or any broker-dealer affiliates of either Eksportfinans or the agent that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Eksportfinans, the underwriters or any broker-dealer affiliates of either Eksportfinans or the agent. In respect of specific jurisdictions, please note the following:
     The notes, and the offer to sell such notes, do not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the notes been requested on any stock market in Argentina.
     The notes will not be offered or sold to any persons who are residents of the Bahamas within the meaning of the Exchange Control Regulations of 1956 issued by the Central Bank of the Bahamas.
     The notes may not be offered or sold to the public in Brazil. Accordingly, the notes have not been submitted to the Comissão de Valores Mobiliários for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.
     Neither the notes nor Eksportfinans are registered in the Securities Registry of the Superintendency of Securities and Insurance in Chile.
     The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.